Exhibit 99.1

Perpetual Energy Inc. Releases Third Quarter 2011 Financial and Operating Results

CALGARY, Nov. 8, 2011 /CNW/ - (TSX:PMT) - Perpetual Energy Inc. ("Perpetual" or the "Corporation") is pleased to release its financial and operating results for the three and nine months ended September 30, 2011.While Perpetual's funds flow continues to be challenged by extremely weak natural gas prices related to high gas storage levels and concerns about new supply, the Corporation continues to have success on the diversification of its production base towards more oil and liquids-rich natural gas production in the Wilrich at Edson and its Mannville heavy oil program in east central Alberta.  Oil and natural gas liquids ("NGLs") production of 1,995 bbl/d in the third quarter represented 8.8 percent of total production, up from 4.9 percent in the same period in 2010.  A copy of Perpetual's unaudited interim consolidated financial statements and related notes and management's discussion and analysis for the three and nine months ended September 30, 2011 and 2010 can be obtained through the Corporation's website at www.perpetualenergyinc.com and SEDAR at www.sedar.com.

Third Quarter Summary

Capital Activity

•
Exploration, development and land expenditures totaled $38.6 million for the three months ended September 30, 2011 as compared to $27.6 million for the third quarter of 2010. Third quarter capital expenditures were primarily directed towards  drilling activities at Karr and Edson in west central Alberta, undeveloped land acquisitions in the West Central District, and heavy oil drilling in the Mannville area in east central Alberta.

•
During the third quarter, Perpetual successfully drilled and completed three (3.0 net) horizontal wells and one (1.0 net) vertical well in the greater Edson area for liquids-rich gas. In addition, close to $4 million was spent on Crown land purchases prospective for further Wilrich development.

•
Perpetual successfully completed one (1.0 net) vertical and one (1.0 net) horizontal Dunvegan development well at Karr in the third quarter, targeting liquids-rich gas at 40 bbls per MMcf of NGLs.  This well came on production at the end of October at 5.0 MMcf/d with 200 bbl/d of NGL (1,033 Boe/d).  As a result of this activity, the Corporation has identified four additional Dunvegan horizontal follow up locations.

•
In the Mannville area of east central Alberta, Perpetual continued to focus on exploration and development of Cretaceous-aged conventional heavy oil pools geographically synergistic with the Corporation's shallow gas assets. Perpetual drilled a total of nine (9.0 net) wells on this play during the third quarter. Results are as follows:

•
Three (3.0 net) horizontal development oil wells were drilled expanding on the success of the Q2 program.  These three wells have averaged 144 bbl/d of oil production each since being brought on line in mid-August.

•
One vertical and one horizontal (2.0 net) well were drilled on a new heavy oil pool. Early swabbing results in the horizontal well were very encouraging. Production from this pool will commence once approval for water disposal into the vertical well is received during the fourth quarter.

•	Three gross (3.0 net) vertical exploratory tests were also drilled to help define new pools and will be followed up by future horizontal drilling.
•	One (1.0 net) additional water disposal well was drilled to help optimize operating costs and minimize trucking in the area.

•
McDaniel & Associates Consultants Ltd. ("McDaniel") has now completed its independent resource assessment of Perpetual's oil sands leases in the Liege area. The resource assignments are for the Grosmont and Leduc carbonate formations at North and South Liege.  McDaniel recognized a best estimate of 331.9 MMbbl Discovered Bitumen Initially In Place ("DBIIP") and a best estimate of 1,996.2 MMbbl Undiscovered Bitumen Initially In Place ("UBIIP") in the Liege area.  The best estimate contingent resource and additional prospective resource are 66.2 MMbbl and 399.2 MMbbl respectively. McDaniel assigned bitumen resource assuming exploitation using Steam Assisted Gravity Drainage ("SAGD") exploitation in carbonate reservoirs would currently be considered "technology under development".  An economic evaluation was not undertaken and therefore all resources assigned are currently unclassified with regard to economic status.  In both South and North Liege, Perpetual holds a 100 percent interest.

•
Gas storage expenditures were $2.5 million for the third quarter. Third quarter 2011 expenditures were directed to the drilling of a horizontal well to increase the working gas capacity in the storage reservoir, as well as workover costs for existing wellbores. Capacity has been established at 17 Bcf for the second commercial storage cycle, which commenced April 1, 2011.

Acquisitions and Dispositions

•
During the three months ended September 30, 2011, the Corporation spent $5.1 million on acquisitions, the majority of which was incurred to increase the inventory of Wilrich drilling locations in the greater Edson area.

•
Third quarter 2011 dispositions included a non-core asset in west central Alberta for net proceeds of $6.9 million, which resulted in a gain on disposition of $2.5 million.  For the comparative quarter in 2010, the Company disposed of non-core properties located primarily in the Eastern District for net proceeds of $17.0 million.

Production and Pricing

•
Total actual plus deemed production for the third quarter averaged 165.3 MMcfe/d, down six percent from 175.6 MMcfe/d for the same period in 2010.  Production volumes decreased as a result of natural declines and dispositions totaling 5.2 MMcf/d for the period, offset by production additions resulting from drilling activities in west central Alberta and the commencement of new heavy oil production from the Mannville area.

•
Natural gas production totaled 123.5 MMcf/d for the three months ended September 30, 2011 as compared to 144.0 MMcf/d for the third quarter of 2010. Production volumes decreased 14 percent due to the shut-in of approximately eight MMcf/d of production at Liege in November 2010, and asset dispositions in the Athabasca and West Central core areas in 2011, partially offset by production additions from successful drilling in the Wilrich formation in the West Central District. Over the past 12 months, capital programs have preferentially targeted oil and NGL, thereby allowing natural gas production to decline in favor of investment to bring higher priced oil and NGL onstream.

•
Oil and NGL production averaged 1,995 bbl/d for the three months ended September 30, 2011, an increase of 71 percent from the third quarter of 2010 due to the commencement of production from the successful heavy oil development drilling program in east central Alberta, and focused drilling for liquids-rich gas in the West Central District. Oil production from the Eastern District grew by over 300 percent, averaging 718 bbl/d for the quarter and exiting the quarter at close to 1,050 bbl/d. Oil and NGL production comprised 8.8 percent of Perpetual's total production in the third quarter.

•	Total average production for the nine months ended September 30, 2011 decreased eight percent to 142.1 MMcfe/d from 155.2 MMcfe/d in the 2010 period.

•
Operating costs for the three months ended September 30, 2011 decreased $2.4 million (10 percent) from the third quarter of 2010 due to lower labour charges and higher processing fee recoveries. Unit operating costs totaled $1.81 per Mcfe for the current period as compared to $1.79 per Mcfe for the three months ended September 30, 2010 as lower costs were offset by reduced natural gas production levels. Operating costs for the first nine months of 2011 decreased to $1.65 per Mcfe from $1.66 per Mcfe in 2010, primarily due to reductions in labour and equipment costs offset by lower natural gas production.

•
The Corporation's average realized gas price decreased to $3.75 per Mcfe and $3.98 per Mcfe, respectively for the third quarter and first nine months of 2011 from $6.02 per Mcfe and $6.92 per Mcfe for the comparable periods in 2010. The 2010 figures included realized gains on derivatives totaling $29.4 million for the third quarter and $107.4 million for the nine-month period, leading to the higher realized prices. Perpetual had anticipated a low natural gas price environment in 2011 and crystallized $37.3 million in gains on derivatives in the fourth quarter of 2010 related to 2011 financial natural gas contracts, in order to pre-fund a portion of its 2011 capital spending programs. This strategy had the effect of reducing the Corporation's realized gas price in the current period, while increasing the realized gas price for the last three months of 2010 to $7.83 per Mcf.

•
Perpetual's average realized oil and NGLs price increased 25 percent to $70.15 per bbl for the current quarter from $56.13 for the three months ended September 30, 2010, primarily due to higher WTI prices. The Corporation's capital programs target medium-quality crude oil at Mannville and NGLs in the West Central District, both of which receive a discount to WTI pricing.

Financial

•
Funds flow netbacks decreased 53 percent to $1.56 per Mcfe in the third quarter of 2011 from $3.31 per Mcfe in the comparable period for 2010, driven primarily by lower realized gains on financial instruments and higher finance expenses, partially offset by a reduction in general and administrative costs. These items were partially offset by increased netbacks for oil and liquids production.

•
As a result of the decrease in netbacks, funds flow decreased to $19.3 million ($0.13 per common share) from $46.1 million ($0.32 per common share) for the third quarter of 2010. Funds flow for the nine months ended September 30, 2011 totaled $61.1 million ($0.41 per common share) as compared to $167.0 million ($1.19 per common share) for the first nine months of 2010. The decrease was caused primarily by lower realized gains on derivatives and reduced natural gas production and prices, partially offset by diversified funds flow from increased oil and NGLs production and gas storage operations.

•
The Corporation reported a net loss of $24.3 million ($0.17 per basic and diluted common share) for the three months ended September 30, 2011 as compared to net loss of $16.3 million ($0.11 per basic and diluted common share) for the 2010 period. The higher net loss is due to lower realized gains on derivatives, higher finance charges and unrealized losses on marketable securities and the gas storage obligation. Year-to-date in 2011 Perpetual reported a loss of $57.2 million ($0.39 per basic and diluted common share) as compared to a net loss in 2010 of $72.5 million ($0.52 per basic and diluted common share), as a result of lower funds flows partially offset by lower depletion and depreciation expense.

•
Net bank debt was reduced to $120.3 million at September 30, 2011 from $214.5 million at December 31, 2010. This decrease was a result of $38.1 million in dispositions and the issuance of $150 million of Senior Unsecured Notes in March 2011, partially offset by capital expenditures in excess of funds flow for the first nine months of 2011 and acquisitions totaling $6.9 million. At the end of the quarter, Perpetual's net debt represented a draw of 57 percent on the $210 million borrowing line in its credit facility.

Dividends

•	Dividends for the third quarter of 2011 totaled $6.6 million or $0.045 per common share consisting of $0.015 per common share paid on August 15, September 15 and October 17.

•
On October 19th, 2011 Perpetual announced that it will be suspending future dividend payments until further notice. Continued payment of a dividend is not sustainable at this time given the continued weakness in natural gas prices, and will inhibit Perpetual's continuing efforts to implement its strategy of commodity and asset base diversification. Re-instatement of a dividend in the future will be evaluated at such time as Perpetual's balance sheet has regained strength and commodity prices and costs support a sustainable model where excess free funds flow, over and above capital investments, is once again being generated for distribution to shareholders.

Subsequent Events

•
In the fourth quarter, Perpetual has drilled, completed and tested one (0.5 net) horizontal evaluation well in the Wilrich to evaluate a large new land position, comprising 9,280 net acres (36.25 net sections) acquired during 2011, west of Perpetual's core Wilrich lands at Edson.  The well recently flow tested at rates up to 13 MMcf/d with free condensate measured during the test at an average of 10 bbl per MMcf. Total NGLs will be evaluated once the well commences production in late November but are expected to be 20 to 30 bbl per MMcf. The well is expected to come onstream at an initial facility-restricted gross rate of 5 MMcf/d prior to year end. Additional follow-up drilling and facilities expenditures are planned for the first quarter of 2012 to increase production from this new land position.

•	In the Mannville area Perpetual has drilled a total of six wells since the end of the third quarter:

•
One (1.0 net) horizontal well into a new pool which commenced production on October 26th. This well has averaged over 125 bbl/d of oil since start up and continues to improve as production is optimized.

•	One vertical delineation well, with a follow on horizontal development well (2.0 net), into a new pool in the Mannville area. This horizontal well is expected to commence production shortly.

•
Two (2.0 net) development horizontal wells into an existing Lloyd formation pool.  Preliminary swab results have exceeded average results for the area, indicating production from these wells should exceed expectations.

•	One (1.0 net) additional Lloyd channel well has reached total depth and is expected to be on production within two weeks.

•
Drilling will continue through to the end of the year as capital is focused on growing oil production and reserves in this area, where the Corporation has over 123,000 net acres. Plans for the remainder of the fourth quarter include the drilling of one more vertical exploratory well targeting definition of another new Lloyd pool. In addition, six to eight horizontal development wells will be drilled into established pools with production expected to commence prior to year end.

Risk Management

Financial and physical forward natural gas sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO trading hub as at November 8, 2011 are as follows:

Type of Contract	Volumes at AECO (GJ/d)(1)	% of 2011 Forecast Production(3)	Price ($/GJ)(1)	Futures Market ($/GJ) (2)	Term
Financial - NYMEX	5,000	3	3.88	3.76	December 2011

(1)	Average price calculated using weighted average price for net open sell contracts.
(2)	Futures market reflects AECO/NYMEX settled and forward market prices as at November 8, 2011. NYMEX volumes are in MMbtu and prices are in $US per MMbtu.
(3)	Calculated using 185,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

Perpetual also entered into the following costless collar oil sales arrangement, to reduce exposure to fluctuations in the WTI index:

Type of Contract	Volumes at WTI (bbl/d)	Floor Price ($US/bbl) (1)	Ceiling Price ($US/bbl) (1)	Futures Market ($US/bbl) (2)	Term
Collar	500	82.00	91.00	96.20	January - December 2012
Collar	500	80.00	89.00	96.20	January - December 2012
Collar	500	85.00	96.75	96.20	January - December 2012
Period Total	1,500	82.33	92.25	96.20	January - December 2012

(1)	Average price calculated using weighted average price for net open contracts.
(2)	Futures market reflects WTI forward prices at November 8, 2011.

In addition the Corporation has certain foreign exchange forward sales and oil and gas basis positions and forward financial power contracts as detailed in its management's discussion and analysis dated November 8, 2011.

Outlook and Sensitivities

Estimated capital spending of $31 million for the last three months of 2011 will be directed primarily to oil and liquids-rich projects with the goal of continuing to accelerate Perpetual's commodity diversification strategy.

The following sensitivity table reflects Perpetual's projected realized gas price and funds flow for the fourth quarter of 2011, as well as projected ending 2011 net debt at certain AECO natural gas price levels. These sensitivities incorporate a realized oil and NGL price of $78 per bbl, operating costs of $23 million, cash general and administrative expenses of $8 million and an interest rate on bank debt of 5.4 percent.

	Average AECO Monthly Index gas price for the fourth quarter of 2011 ($/GJ) (1)
Fourth quarter 2011 funds flow outlook	$3.00	$4.00	$5.00
Natural gas production (MMcf/d)	123	123	123
Oil and NGL production (bbl/d)	2,850	2,850	2,850
Realized price ($/Mcf) (1)	3.22	4.20	5.20
Total funds flow ($millions) (2)	15	26	38
Per common share ($/common share)	0.10	0.18	0.26
Ending net bank debt ($millions) (2)	133	122	110
Ending net debt ($millions) (2)(3)	518	507	495
Ending net bank debt to annualized funds flow ratio (times) (2)(3)	2.3	1.2	0.7
Ending total net debt to annualized funds flow ratio (times) (2)(3)	8.9	4.8	3.3

(1)
The current settled and forward average AECO price for 2011 as of November 8, 2011 is $3.52 per GJ. Realized price is equal to total revenue, excluding gas storage revenue, divided by Mcf equivalent production.

(2)	These are non-GAAP measures; see "Significant accounting policies and non-GAAP measures" in management's discussion and analysis.
(3)
Net debt includes convertible debentures and Senior Notes, both measured at principal amount. Ratios are calculated as ending net bank debt or ending net debt divided by annualized funds flow, estimated based on funds flows for the fourth quarter of 2011.

For 2012, the Corporation is planning a capital program highly focused on its two key commodity diversification priorities; Mannville heavy oil in east central Alberta and liquids-rich natural gas through horizontal development of the Wilrich formation in the greater Edson area. Capital expenditures will be funded through 2012 funds flow and will be adjusted as commodity prices dictate. Perpetual also has plans for the sale of certain assets in the fourth quarter of 2011 and 2012 for targeted proceeds of $75 to $150 million.

The following table outlines estimated funds flow at various assumed commodity prices:

		AECO Gas Price ($/GJ)
	Funds Flow ($MM)	$3.50	$4.00	$4.50	$5.00	$5.50
Edmonton oil Price ($/bbl)	$75.00	48	73	97	121	145
	$85.00	55	79	103	127	151
	$95.00	63	88	111	135	159
	$105.00	68	92	116	141	165
	$115.00	73	97	121	145	169
	$125.00	77	102	126	150	174

The sensitivity table above reflects price management activities and assumes capital expenditures of $70 million, average oil and NGL production of 3,250 bbl/d, natural gas production of 118 MMcf/d, operating costs of $95 million, cash general and administrative expenses of $31 million, an interest rate on bank debt of 5.25 percent and the repayment of the Corporation's $75 million of 6.5% debentures in cash on June 30, 2012. These assumptions will vary depending on actual commodity prices and capital expenditures.

Forward-Looking Information

Certain information regarding Perpetual Energy in this news release including management's assessment of future plans and operations and including the information contained under the heading "Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding expected access to capital markets; prospective drilling activities; future viability of reinstating a dividend; forecast production, production type,, operations, funds flows, and timing thereof; forecast and realized commodity prices; expected funding, allocation and timing of capital expenditures; projected use of funds flow; planned drilling and development and the results thereof; estimated payout ratios; estimated ending net debt; expected dispositions and the proceeds therefrom; commodity prices; contingent and prospective resource estimates; and estimated funds flow sensitivity. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions, and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under "Risk Factors" in Perpetual Energy Inc.'s MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual's management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada ("GAAP"). Readers are referred to advisories and further discussion on non-GAAP measures contained in the "Significant Accounting Policies and non-GAAP Measures" section of management's discussion and analysis.

Conference Call and Webcast

Perpetual will be hosting a conference call and webcast at 11:00 a.m., Mountain Time, Wednesday November 9, 2011 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area - 1-647-427-7450; outside Toronto - 1-888-231-8191. For a replay of this call please dial: Toronto and area - 1-416-849-0833; outside Toronto - 1-855-859-2056, password 24729103 until Wednesday November 16, 2011. To participate in the live webcast please click http://w.on24.com/r.htm?e=375242&s=1&k=F84002322AFCBEC29B35A82F63399C3C or visit www.perpetualenergyinc.com. The webcast will also be archived shortly following the presentation.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual's shares and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT", "PMT.DB.C", "PMT.DB.D" and "PMT.DB.E", respectively. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com .

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended September 30			Nine Months Ended September 30
($Cdn thousands except volume and per share amounts)	2011	2010	% Change	2011	2010	% Change
Financial
Revenue, including realized gains and losses on derivatives and call option premiums	60,594	90,626	(33)	189,165	305,943	(38)
Funds flow (1)	19,318	46,076	(58)	61,093	166,961	(63)
Per common share (2)	0.13	0.32	(59)	0.41	1.19	(66)
Net earnings (loss)	(24,343)	(16,260)	(50)	(57,229)	(72,526)	21
Per common share (2)	(0.17)	(0.11)	(55)	(0.39)	(0.52)	25
Dividends	6,631	21,806	(70)	28,865	62,355	(54)
Per common share (3)	0.045	0.15	(70)	0.195	0.45	(57)
Payout ratio (%) (1)	34.3	47.3	(27)	47.2	37.4	53
Total assets	1,013,923	1,130,424	(10)	1,013,923	1,130,424	(10)
Net bank and other debt outstanding (4)	120,304	256,908	(53)	120,304	256,908	(53)
Convertible debentures, at principal amount	234,897	234,897	-	234,897	234,897	-
Senior notes, at principal amount	150,000	-	100	150,000	-	100
Total net debt (4)	505,201	491,805	4	505,201	491,805	3
Shareholders' equity	118,093	284,219	(58)	118,093	284,219	(58)
Capital expenditures
Exploration and development	38,562	27,563	40	100,945	77,191	(50)
Gas storage	2,537	23,104	(89)	10,880	46,574	(77)
Acquisitions, net of dispositions	(1,996)	(15,879)	87	(31,207)	84,906	(137)
Other	289	101	186	491	375	31
Net capital expenditures	39,392	34,889	13	81,109	209,046	(61)
Common shares outstanding (thousands)
End of period	147,236	146,239	1	147,236	146,239	1
Weighted average	147,408	144,969	2	147,960	139,706	6
Share Options outstanding	12,251	11,444	7	12,251	11,444	7
Shares outstanding at November 8, 2011	146,867			146,867
Operating
Production
Total natural gas (Bcfe) (7)	12.5	13.9	(10)	38.9	42.4	(8)
Daily average natural gas (MMcfe/d) (7)	135.5	151.0	(10)	142.1	155.2	(8)
Gas over bitumen deemed production (MMcf/d) (5)	29.8	24.6	21	26.1	25.1	4
Average daily (actual and deemed - MMcfe/d) (5)	165.3	175.6	(6)	168.2	180.3	(7)
Per Share (cubic feet equivalent/d/Unit) (2)	1.12	1.21	(7)	1.14	1.29	(12)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	3.56	3.80	(6)	3.91	4.27	(8)
Including financial hedging and physical forward sales (6)	4.46	6.18	(28)	4.58	7.09	(35)
Land (thousands of net acres)
Undeveloped land holdings	1,854	1,722	8	1,854	1,722	8
Drilling (wells drilled gross/net)
Gas	5/5.0	12/11.9	(58)/(58)	10/9.5	45/41.9	(78)/(77)
Gas Storage	1/1.0	-/-	100/100	3/3.0	6/6.0	(50)/(50)
Oil	8/8.0	11/10.6	(27)/(25)	23/22	11/10.6	110/107
Dry	-/-	-/-	-/-	-/-	1/1.0	-/-
Other	1/1.0	-/-	100/100	8/8.0	-	800/800
Total	15/15.0	23/22.5	(35)/(33)	23/22.5	63/59.5	(64)/(62)
Success rate (%)	100/100	100/100	-/-	100/100	98/98	2/2

(1)	These are Non-GAAP measures. Please refer to "Significant Accounting Policies and Non-GAAP Measures" included in management's discussion and analysis.
(2)	Based on weighted average common shares outstanding for the period.
(3)	Based on common shares outstanding at each dividend date.
(4)
Net debt includes net working capital (deficiency) before short-term financial instrument assets and liabilities and the current portion of convertible debentures. Total net debt includes convertible debentures measured at principal amount and the gas storage arrangement. Please refer to "Significant Accounting Policies and Non-GAAP Measures" included in management's discussion and analysis.

(5)
The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board ("AEUB") or its successor, the Energy Resources Conservation Board ("ERCB"), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)
Perpetual's commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Corporation's natural gas price before financial and physical hedging, Perpetual assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(7)	Production amounts are based on the Corporation's interest before royalties.

%CIK: 0001177293

For further information:
Perpetual Energy Inc.
Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5
Telephone: 403 269-4400	Fax: 403 269-4444	Email: info@perpetualenergyinc.com

Susan L. Riddell Rose	President and Chief Executive Officer
Cameron R. Sebastian	Vice President, Finance and Chief Financial Officer
Claire Rosehill	Business and Investor Relations Analyst

CO: Perpetual Energy Inc.

CNW 11:14e 09-NOV-11